UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)*

                              (AMENDMENT NO.1)

                            Dynex Capital, Inc.
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                             (Name of Issuer)

                  Common Stock, $0.01 par value per share
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                       (Title of Class of Securities)

                                 26817Q506
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                               (CUSIP Number)

                                               with a copy to:

                                               Stephen Fraidin
       Michael R. Kelly           Fried, Frank, Harris, Shriver & Jacobson
      550 West C Street                      One New York Plaza
     San Diego, CA 92101                   New York, NY 10004-1980
        (619) 687-5000                         (212) 859-4000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                             September 12, 2000
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CALIFORNIA INVESTMENT FUND, LLC 33-0688954

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

        WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                        572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

        CO

SCHEDULE 13D

CUSIP No.  26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MICHAEL R. KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                        572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

        IN

SCHEDULE 13D

CUSIP No.  26817Q506

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        RICHARD KELLY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                  (See Instructions)     (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)



5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

        NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

  NUMBER OF      7  SOLE VOTING POWER

   SHARES

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH           572,178

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH

                10  SHARED DISPOSITIVE POWER

                        572,178

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        572,178

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.00%

14  TYPE OF REPORTING PERSON (See Instructions)

        IN

     This amendment amends and supplements the Schedule 13D, dated March 29, 2000, and filed on April 4, 2000, with the Securities and Exchange Commission (the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          On September 12, 2000, California Investment Fund, LLC (the "Fund") submitted a letter to Dynex Capital, Inc. ("Dynex") detailing its proposal to acquire all of the outstanding shares of common stock (the "Common Stock") and Series A, B and C Redeemable Preferred Stock of Dynex (together, the "Preferred Stock") for an aggregate of $90 million in cash (the "Proposal Letter"). The Proposal Letter contemplates that the Fund would be prepared to offer $2.4631 per share in cash for all of the outstanding shares of Dynex common stock, $10.8788 per share for all outstanding shares of Series A Preferred Stock, $11.4946 per share for all outstanding shares of Series B Preferred Stock, and $13.9064 per share for all outstanding shares of Series C Preferred Stock. The Proposal Letter also indicates that the Fund is flexible with respect to the allocation of the total purchase price. As part of the transaction, all outstanding stock options of Dynex would be cancelled without consideration. A copy of the Proposal Letter is attached hereto as Exhibit A and is specifically incorporated herein by reference, and the description herein of the Proposal Letter is qualified in its entirety by reference to the Proposal Letter.

          The Fund is prepared to take steps necessary to complete the proposed transaction, including, without limitation, the negotiation, execution and consummation of a definitive acquisition agreement. There can be no assurance, however, that such a transaction will be consummated; or, if it is consummated, that such a transaction will be consummated on the terms and conditions set forth in the Proposal Letter. Consummation of the proposed transaction would be subject to a number of conditions, including satisfaction of any regulatory requirements, receipt of all required consents including all consents required to deliver 100% of the fully-diluted equity of Dynex to the Fund at Closing, and receipt by the Fund of necessary financing. Upon execution of a definitive acquisition agreement, the Fund is prepared to deposit into escrow 572,178 shares of Common Stock and to forfeit those shares to Dynex if the transaction fails to close as a result of the failure of the Fund to obtain the necessary financing.

          On September 13, 2000, the Fund issued a press release announcing that it had submitted the Proposal Letter. A copy of the press release is attached hereto as Exhibit B and is specifically incorporated herein by reference, and the description herein of such press release is qualified in its entirety by reference to such press release.

          The offer set forth in the Proposal Letter is a result of recent discussions between the Fund and Dynex concerning a potential business combination. On April 6, 2000, the Fund entered into a confidentiality and limited standstill agreement with PaineWebber Incorporated pursuant to which it agreed, among other things, to (i) except as required by law, keep confidential information disclosed to the Fund regarding Dynex and (ii) not to purchase any of the securities of Dynex without the prior written consent of Dynex's board of directors for a period of 24 months following termination of discussions between the Fund and Dynex (the "April 6 Agreement"). A copy of the April 6 Agreement is attached hereto as Exhibit C and is specifically incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

          On April 21, 2000, the Fund submitted a letter to Dynex outlining the principal terms it was prepared to offer in connection with a potential business combination (the "April 21 Letter.") The April 21 Letter was thereafter superceded by a letter from the Fund to Dynex dated April 26, 2000 (the "April 26 Letter"). The Fund received a letter from PaineWebber Incorporated dated May 22, 2000 outlining the items to be addressed by parties interested in submitting a merger or acquisition proposal in connection with Dynex and certain procedures to be followed in connection therewith (the "May 22 Letter"). The April 26 Letter was thereafter superseded by a letter from the Fund to Dynex dated June 1, 2000 (the "June 1 Letter"). On July 6, 2000, the Fund received from Dynex two letters outlining the potential terms upon which the Board of Directors of Dynex would consider a potential business combination transaction (the "July 6 Letters"). On July 12, 2000, the Fund responded to Dynex's July 6 Letter in two separate letters and proposed revised terms in connection with a potential transaction (the "July 12 Letters"). The Fund thereafter submitted two letters to Dynex dated July 24, 2000, in which it increased the consideration it would potentially pay to Dynex's stockholders in a potential business combination transaction (the "July 24 Letters"). Finally, on August 8, 2000, the Fund submitted a letter to Dynex in which it responded to the rejection by Dynex of the terms outlined in the Fund's July 24 Letters by terminating discussions between the Fund and Dynex regarding a potential business combination and requested the written consent of Dynex's Board of Directors to allow the Fund to purchase any of the securities of Dynex (the "August 8 Letter"). As of the date of the Proposal Letter, the Fund has not received a response to its August 8 Letter and has not acquired any securities of Dynex in addition to those disclosed on the Schedule 13D.

          Copies of the April 6 Agreement, the April 21 Letter, the April 26 Letter, the May 22 Letter, the June 1 Letter, the July 6 Letters, the July 12 Letters, the July 24 Letters and the August 8 Letter are attached hereto as Exhibits C-N, respectively, and are each specifically incorporated herein by reference, and the descriptions herein of such letters are qualified in their entirety by reference to such letters.

          Depending on the response of the Board of Directors of Dynex to the Proposal Letter, the Fund reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in Dynex, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions as it may determine. The Fund also reserves the right to amend or withdraw the proposal at any time.

          Except as stated in this response to Item 4 and in furtherance of the proposed business combination, the Fund has no current plans or proposals with respect to Dynex or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          --------------------------------------------------------

          As described in Item 4 above, the Fund has entered into the April 6 Agreement with respect to further acquisitions of securities of Dynex. A copy of the April 6 Agreement is attached hereto as Exhibit C and is incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

                    DOCUMENT
                    --------

     Exhibit A  --  Letter from the Fund to Dynex, dated September 12, 2000

     Exhibit B  --  Press Release of Dynex, dated September 13, 2000

     Exhibit C  --  Letter Agreement between PaineWebber Incorporated and the Fund, dated April 6, 2000

     Exhibit D  --  Letter from the Fund to Dynex, dated April 21, 2000

     Exhibit E  --  Letter from the Fund to Dynex, dated April 26, 2000

     Exhibit F  --  Letter from PaineWebber Incorporated to the Fund, dated May 22, 2000

     Exhibit G  --  Letter from the Fund to Dynex dated June 1, 2000

     Exhibit H  --  Letter from Dynex to the Fund, dated July 6, 2000

     Exhibit I  --  Letter from Dynex to the Fund, dated July 6, 2000

     Exhibit J  --  Letter from the Fund to Dynex, dated July 12, 2000

     Exhibit K  --  Letter from the Fund to Dynex, dated July 12, 2000

     Exhibit L  --  Letter from the Fund to Dynex, dated July 24, 2000

     Exhibit M  --  Letter from the Fund to Dynex, dated July 24, 2000

     Exhibit N  --  Letter from the Fund to Dynex, dated August 8, 2000

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  September 12, 2000             California Investment Fund, LLC,
                                      a California limited liability company


                                      By:  /s/ Michael R. Kelly
                                           ----------------------------------
                                           Michael R. Kelly
                                           Its:  Managing Member

Date:  September 12, 2000             Michael R. Kelly


                                      By:  /s/ Michael R. Kelly
                                           ----------------------------------
                                           Michael R. Kelly, as an Individual


Date:  September 12, 2000             Richard Kelly


                                      By:  /s/ Richard Kelly
                                           ----------------------------------
                                           Richard Kelly, as an Individual

EXHIBIT INDEX

                    DOCUMENT
                    --------

     Exhibit A  --  Letter from the Fund to Dynex, dated September 12, 2000

     Exhibit B  --  Press Release of Dynex, dated September 13, 2000

     Exhibit C  --  Letter Agreement between PaineWebber Incorporated and the Fund, dated April 6, 2000

     Exhibit D  --  Letter from the Fund to Dynex, dated April 21, 2000

     Exhibit E  --  Letter from the Fund to Dynex, dated April 26, 2000

     Exhibit F  --  Letter from PaineWebber Incorporated to the Fund, dated May 22, 2000

     Exhibit G  --  Letter from the Fund to Dynex dated June 1, 2000

     Exhibit H  --  Letter from Dynex to the Fund, dated July 6, 2000

     Exhibit I  --  Letter from Dynex to the Fund, dated July 6, 2000

     Exhibit J  --  Letter from the Fund to Dynex, dated July 12, 2000

     Exhibit K  --  Letter from the Fund to Dynex, dated July 12, 2000

     Exhibit L  --  Letter from the Fund to Dynex, dated July 24, 2000

     Exhibit M  --  Letter from the Fund to Dynex, dated July 24, 2000

     Exhibit N  --  Letter from the Fund to Dynex, dated August 8, 2000